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                                                               EXHIBIT (a)(1)(M)

SUBJECT: TIME IS RUNNING OUT TO EXCHANGE OPTIONS

Time is nearly up for employees to accept Conexant's offer to exchange all outstanding stock options that have an exercise price of $25 per share or higher. The deadline for accepting this offer is Tuesday, October 2, 2001, at 5 p.m. Pacific Daylight Time; the reissue date is planned for April 3, 2002.

If you plan to accept the offer and have not yet visited the Mellon site, please do so now. To log on, you will need your Global ID number (your Social Security number in the U.S. and your International ID number everywhere else) and your Mellon Stock Option Personal Identification Number (PIN). (The PIN for the Employee Stock Purchase Plan is NOT the same as the Stock Option PIN.) If you have lost or forgotten your Stock Option PIN number, please call Stock Administration at VPN 483-4525 (or off-net at 949-483-4525).

Also, after you log in, the message you will see next to a list of your Eligible Option Grants is, "Click to Cancel". THIS IS WHAT YOU HAVE TO DO TO ACCEPT THE OFFER to exchange your option grant(s). IMPORTANT: If you are in China, France, India or Italy, you must print the completed online election form, sign it and fax it to the Stock Administration Dept. in Newport Beach, CA, at (949) 579-6319 -- prior to the October 2, 2001 deadline mentioned above -- for your election to be valid.

More information about the offer is available on nextweb and MyNet.